UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 16)

BURLINGTON COAT FACTORY WAREHOUSE CORPORATION
(Name of Issuer)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

121579 10 6
(CUSIP Number)

December 31, 2000
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 121579 10 6

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON STEPHEN E. MILSTEIN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5	SOLE VOTING POWER 2,706,521

6	SHARED VOTING POWER 36,000

7	SOLE DISPOSITIVE POWER 2,706,521

8	SHARED DISPOSITIVE POWER 36,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,742,521

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [X]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item	1(a)	Name of Issuer: Burlington Coat Factory Warehouse Corporation

	1(b)	Address of Issuer's Principal Executive Offices: 1830 Route 130 Burlington, NJ 08016

Item	2(a)	Name of Person Filing: Stephen E. Milstein

	2(b)	Address of Principal Business Office: 1830 Route 130 Burlington, NJ 08016

	2(c)	Citizenship: United States of America

	2(d)	Title of Class of Securities: Common Stock, $1.00 par value

	2(e)	CUSIP Number: 121579 10 6

Item	3	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
		(a)	[ ]	Broker or dealer registered under Section 15 of the Act;
		(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act;
		(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;
		(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act;
		(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
		(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
		(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
		(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
		(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
		(j)	[ ]	Group, in accordance with Rule 13d-1(b)(ii)(J).
Not Applicable

Item	4	Ownership as of December 31, 2000
		(a)	Amount beneficially owned	2,742,521	(1)(2)
		(b)	Percent of class:	6.2%
		(c)	Number of Shares as to which such person has
		(i)	sole power to vote or direct the vote	2,706,521
		(ii)	shared power to vote or to direct the vote	36,000
		(iii)	sole power to dispose or to direct the disposition of	2,706,521
		(iv)	Shared power to dispose of or to direct the disposition of	36,000
	(1)	Excludes the following number of shares of Common Stock owned by members of Stephen E. Milstein's family as to which shares Stephen E. Milstein disclaims beneficial ownership:
		Name	Relationship to Stephen E. Milstein	Number of Shares	Percentage of Class (%)
		Monroe G. Milstein	Father	11,475,756	25.9
		Henrietta Milstein	Mother	9,278,309	21.0
		Andrew R. Milstein	Brother	2,985,698	6.7
		Lazer Milstein	Brother	2,148,477	4.9

(2)

Included in the 2,742,521 shares of Common Stock reported are 4,740 shares of Common Stock held by Stephen E. Milstein as trustee under trust agreement dated December 31, 1984 for the benefit of a niece of Stephen E. Milstein and 6,711 shares of Common Stock held by Stephen E. Milstein as trustee under trust agreement dated November 4, 1988 for the benefit of a nephew of Stephen E. Milstein. Also included are 25,200 shares of Common Stock underlying options granted to Stephen E. Milstein. Also included are 36,000 shares of Common Stock held by Stephen E. Milstein as trustee under various trust agreements for the benefit of the children of Andrew R. Milstein, Lazer Milstein and Stephen E. Milstein.

Item	5	Ownership of Five Percent or Less of a Class: Not Applicable

Item	6	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item	7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not Applicable

Item	8	Identification and Classification of Members of the Group: Not Applicable

Item	9	Notice of Dissolution of Group: Not Applicable

Item	10	Certification: Not Applicable

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2001
Date

/s/ Stephen E. Milstein
Signature

Stephen E. Milstein, Executive Vice President
Name/Title